Issuer Free Writing Prospectus, dated May 17, 2011
Filed pursuant to Rule 433(d)
Registration Statement No. 333-174164
Centene Corporation
$250,000,000 5.75% Senior Notes due 2017
May 17, 2011
Pricing Term Sheet
Pricing Term Sheet dated May 17, 2011 to the Preliminary Prospectus Supplement dated May 16, 2011 of Centene Corporation. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Centene Corporation

Principal Amount:	$250,000,000

Security Type:	Senior Notes

Legal Format:	SEC Registered

Settlement Date:	May 27, 2011

Purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+8, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their delivery hereunder should consult their advisors.

Maturity Date:	June 1, 2017

Issue Price:	98.753%

Coupon:	5.75%

Benchmark Treasury:	2.75% due May 31, 2017

Spread to Benchmark Treasury:	384 basis points

Treasury Strike:	2.16%

Yield to Maturity:	6.000%

Interest Payment Dates:	Semi-annually on June 1 and December 1, commencing on December 1, 2011

Change of Control:	Upon the occurrence of certain change of control events, each holder may require the Company to repurchase all or a portion of the notes at a purchase price of 101% of such holder’s principal amount plus accrued and unpaid interest, if any, to but not including the date of purchase.

Make-whole call:	At any time, the greater of 100% of the principal amount of the notes to be redeemed and a discount rate of Treasury plus 50 basis points.

Denominations:	$2,000 and integral multiples of $1,000 thereof.

Joint Book Running Managers:	Barclays Capital Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Wells Fargo Securities, LLC

Co-Managers:	Allen & Company LLC

Morgan Stanley & Co. Incorporated

Morgan Keegan & Company, Inc.

Sun Trust Robinson Humphrey, Inc.

CUSIP:	15135B AC5

ISIN Number:	US15135BAC54
The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc., by calling 1-888-603-5847 or by email to barclaysprospectus@broadridge.com.